Exhibit 99.1

Collective Mining to Commence Drilling at the Trap Target to Test a New 850-Meter Extension to Sheeted Vein System Corridor and a New Large Gold-Copper Porphyry Anomaly

  The Colombian National Mining Agency ("ANM') has granted the Company a key exploration title covering the northwestern trending extension of the sheeted vein system and a newly generated large porphyry target
  The large Trap target area has been further consolidated with the acquisition on a 100% basis of a key outstanding tenement
  Drilling with two diamond rigs anticipated to commence in May

MIAMI, April 23, 2026 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce that drilling at the Trap target will begin in May following the granting by the ANM of a key title and the acquisition of a key outstanding tenement to fully consolidate the target area. The Trap Target ("Trap") is located approximately 3.5 kilometers to the northeast of the flagship Apollo system within the Company's Guayabales Project in Caldas, Colombia.

Ari Sussman, Executive Chairman commented: "We are excited to finally resume exploration drilling at Trap after a pause while we awaited the granting of the title by the ANM covering the northern extension of the system. The Trap target possesses all the characteristics of a classic porphyry system with a large magnetic high coinciding with outcropping samples yielding porphyry style veining, potassic alteration and robust gold-copper grades. The porphyry target is flanked by porphyry-related carbonate base metal sheeted veinlet systems, located within a 2+ kilometer corridor.  We have been patiently waiting for this day to arrive and now look forward to seeing the results from this program in the coming months."

Details (See Figures 1-3)

The focus of the exploration drilling campaign at Trap will be to test northwest continuity of the high-grade sheeted vein system, where prior drilling by the Company has outlined a continuous 1,400-meter vein corridor which remains open in all directions. Additionally, the campaign will test the broader Trap target area, where recent reinterpretation of nearby drill holes, new surface geochemical data, outcrop samples and magnetic susceptibility point to strong potential for a gold-copper rich porphyry deposit to be discovered.

Tenement Acquisition

Total consideration for the tenement acquired by the Company from an arms-length third party entity is US$3.5 million to be satisfied in three equal installments as follows:

  1/3rd due within five days of the execution of the agreement (paid),
  1/3rd due on the first anniversary of the agreement execution date, and
  1/3rd due on the second anniversary of the agreement execution date.

Trap Target Description

Trap is a priority exploration target and part of the growth strategy for the Guayabales Project. More specifically, Trap is a large-scale gold-copper porphyry target structurally positioned within a parallel, northwest-trending auriferous corridor similar to the highly prospective Apollo-Marmato corridor situated just 3.5 kilometers to the south.

The target is centered on secondary biotite-altered and pyrite stockwork-veined quartz-diorite bordered by country rock, schist and covering an area of over 800 meters x 400 meters. At numerous locations, the alteration intensifies to a secondary biotite-magnetite-albite-chlorite assemblage with bornite-chalcopyrite +/-molybdenum-visible gold as dissemination clots, hosted in narrow quartz-veinlets or infilling miarolitic cavities. The alteration is interpreted to be a pyrite halo to a proximal and productive porphyry system, indicated from higher-temperature alteration phases, miarolitic cavities and mineralization developed within the exposed wall-rock quartz-diorite and schist. The entire Trap target coincides with a robust magnetic anomaly, with internal magnetic highs and halos of elevated soil and rock-chip gold geochemistry coincident with the zones of intense surface alteration, interpreted to be proximal to apophasis of the causative and mineralized porphyry-intrusion.

Peripheral to the magnetic anomaly are four polymetallic vein camps, interpreted to be the distal expression to the porphyry system. Previous drilling has defined a broad northwest-trending mineralized veins zone for over two kilometers of strike, and up to 150 meters wide and drilled to a maximum depth of 915 meters.

Drilling will target the zones of intense porphyry alteration, with coinciding magnetic features and elevated geochemistry within the northwest-trending structural corridor as well as the continuity of the polymetallic veins to the northwest.

To date, Collective has completed 171,000 meters of diamond drilling across the Guayabales and San Antonio projects, including 18,000 meters at the Trap Target.

Figure 1: Plan View of the Trap Target Highlighting the Undrilled Northwestern High-Grade Vein Zone Extension and the Undrilled Magnetic High Porphyry Anomaly (CNW Group/Collective Mining Ltd.)

For AuEq calculations of previously announced drill holes in Figure 1 please refer to Company press releases datedSeptember 27, 2022 - January 18, 2024 - April 24, 2024 - July 29, 2024 - September 5, 2024 - January 9, 2025

Figure 2: Rock Photos Highlighting Outcropping, High-Grade, Porphyry-Style Mineralization at Trap (CNW Group/Collective Mining Ltd.)

Figure 3: Plan View of the Guayabales Project Highlighting the Trap Target Area (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth, drill test the new Hanging Wall Vein Zone and drill a series of greenfield generated targets on the property.

Additionally, the Company is drilling its optioned San Antonio Project (can earn up to 100% interest) as it hunts for new discoveries and looks to aggressively extend to the south the recently discovered high-grade silver system made at the Pound target. The San Antonio Project is located between two to five kilometers east-northeast of the Guayabales Project and could potentially share infrastructure given their proximity to each other.

Management, insiders, a strategic investor and close family and friends own 45.3% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading, Independent Consultant, is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2-meter intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole.

Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru for copper, gold and silver assays, and multi-element ICP. ALS is an accredited laboratory which is independent of the Company. Gold assays are obtained by fire assay fusion with AAS finish on a 50g sample (Au-AA24). Any samples returning > 10 g/t were then reanalyzed by fire assay with gravimetric finish on a 50g sample (Au-GRA22). Copper and silver were assayed by inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP-AES) and Mass Spectrometry (ICP-MS) following a 4-acid digestion. Samples were also analyzed for a suite of 48 elements with ME-MS61 plus mercury and a sequential copper leach analysis was completed on each sample with copper greater than 10,000 parts per million. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 30, 2026. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 23-APR-26